UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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                                                                                              :
In the Matter of                                                                      :
                                                                                              : CERTIFICATE PURSUANT
ENTERGY MISSISSIPPI, INC.                                           :                     TO
                                                                                              :                 RULE 24
File No. 70-10157                                                                 :
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(Public Utility Holding Company Act of 1935)                         :
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This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Mississippi, Inc. (the "Company") in its Application-Declaration on Form U-1, as amended, in the above file (the "Application-Declaration"), have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and pursuant to the order of the Securities and Exchange Commission with respect thereto dated December 29, 2003 (Release No. 35-27787).

On September 24, 2004, the Company entered into a Loan Agreement with Mississippi Business Finance Corporation (the "Issuer") pursuant to which the Issuer issued and sold, by negotiated public offering, to Morgan Keegan & Company, Inc., as underwriter, $16,030,000 in aggregate principal amount of the Issuer's 4.60% Pollution Control Revenue Refunding Bonds (Entergy Mississippi, Inc. Project) Series 2004 due April 1, 2022 (the "Bonds") and loaned the proceeds of the Bonds to the Company (the "Loan Agreement"), which loan was evidenced by a promissory note executed by the Company to the Issuer (the "Promissory Note"). On September 24, 2004, in order to secure its obligations pursuant to the Loan Agreement, the Company issued to The Bank of New York Trust Company, N.A, as trustee under the Trust Indenture with the Issuer pursuant to which the Bonds were issued (the "Trust Indenture"), $16,030,000 in aggregate principal amount of the Company's first mortgage bonds (the "Collateral Bonds") pursuant to the Twenty-fourth Supplemental Indenture dated as of September 1, 2004 (the "Twenty-fourth Supplemental Indenture"), between the Company and The Bank of New York and Stephen J. Giurlando, as Trustees, to the Company's Mortgage and Deed of Trust, as supplemented, which Twenty-fourth Supplemental Indenture established the terms of the Collateral Bonds.

Attached hereto and incorporated by reference are:

Exhibit A-3(c) - Conformed copy of the Twenty-fourth Supplemental Indenture, including form of the Collateral Bonds.

Exhibit A-4(a) - Conformed copy of the Collateral Bonds.

Exhibit A-5(a) - Conformed copy of the Promissory Note issued by the Company to the Issuer.

Exhibit B-2(a) - Conformed copy of the Trust Indenture between the Issuer and The Bank of New York Trust Company, N.A., as Trustee.

Exhibit B-3(a) - Conformed copy of the Loan Agreement between the Issuer and the Company.

Exhibit F-3(a) - Post-effective opinion of Mark Otts, Esq., Senior Counsel-Corporate and Securities, Entergy Services, Inc.

IN WITNESS WHEREOF, Entergy Mississippi, Inc. has caused this certificate to be executed this 4th day of October, 2004.

ENTERGY MISSISSIPPI, INC.
By:	/s/ Steven C. McNeal
Steven C. McNeal
Vice President and Treasurer